EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-4) and related Prospectus of Massey Energy Company for the registration of $760 million of 6.875% Senior Notes due 2013 and to the incorporation by reference therein of our reports dated March 16, 2006, with respect to the consolidated financial statements and schedule of Massey Energy Company, Massey Energy Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Massey Energy Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

May 15, 2006

Richmond, Virginia